January 27, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	Clip Interactive, LLC d/b/a Auddia
Registration Statement on Form S-1
Submitted January 10, 2020
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive, LLC.d/b/a Auddia (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 24, 2020 from Kathleen Krebs, Special Counsel, to Michael Lawless, Chief Executive Officer of the Company, relating to the draft registration statement on Form S-1 of the Company filed with the Commission on January 10, 2020 (the “Registration Statement”). We have filed simultaneously Amendment No. 2 to the draft Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the draft Registration Statement.

Note: Please be advised that the Company has determined that the Company’s name, upon conversion to a Delaware corporation, will be “Auddia Inc.” and not “Clip Interactive, Inc.” as previously disclosed in the draft Registration Statement. Accordingly, the appropriate edits have been made to indicate the change.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Use of Proceeds, page 21

1.	Please disclose the amount of any debt you intend to repay with proceeds from the offering. If you do not intend to repay any debt, please revise the disclosure in your Liquidity and Going Concern section on page 32 to address how you intend to meet your cash needs, including debt obligations, over the next 12 months when you do not plan to use any proceeds from the offering to meet these obligations.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Results of operations, page 27

2.	You attribute the decrease in revenues from 2017 to 2018 to the loss of two major customers and a corresponding decrease in advertising earned from those customers. You attribute the even larger decrease in revenues for the nine months ended September 30, 2019 compared to September 30, 2018 to the same reasons. Please clarify why revenues further decreased in the nine months ended September 30, 2019 due to the loss of these customers in 2018. Discuss whether you expect this trend to continue, including the extent to which you plan to continue to pursue your legacy business.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Liquidity and capital resources, page 32

3.	Please file your material debt agreements and equity financing agreements as exhibits.

Response

We have filed all of Registrants material debt agreements as Exhibits to the Registration Statement:

Management's Discussion and Analysis of Financial Condition and Results of Operations Emerging Growth Status, page 34

4.	Your disclosure indicates that you have irrevocably elected not to avail yourself of the extended transition period. However your disclosure on page F-11 indicates that you have elected to use the extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies. Please revise or advise.

Response

The Registration Statement has been amended to be consistent with the disclosure on page F-11.

Business, page 35

5.	Please disclose the material terms of your agreements with your significant customers, including but not limited to, the term and termination provisions. We note that you had two major customers who accounted for 83.2% of your revenues for the period ended September 30, 2019 and three customers who accounted for 74% of revenues for the fiscal year ended December 31, 2018.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Compensation of Our Executive Officers and Directors, page 47

6.	In response to prior comment 6, you removed the disclosure that you do not have any non- employee directors. As requested, also clarify Mr. Mr. Thramann's position with the company. For example, disclose why you consider him to be a named executive officer under Regulation S-K Item 402(m). Also revise your disclosure under "Non-employee director compensation" on page 52 to disclose where you have provided director compensation disclosure for Mr. Thramann, who appears to be a non-employee director, and discuss how you plan to compensate him following the consummation of the offering.

Response

Mr. Thramann will be appointed by the board of directors as an executive officer of the Company with the title of “Executive Chairman” in accordance with Section __ of the Bylaws. Accordingly, he is an “employee director”, who will receive compensation for his services as Executive Chairman and not as a director. Additional disclosure to Mr. Thramann’s biography, indicating his duties as Executive Chairman, has been inserted.

Certain Relationships and Related-Person Transactions, page 53

7.	Please identify the three related parties to whom you issued notes in 2019. File your material related party agreements, including the financing agreement, as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

Only the $80,000 Loaned to the Company by Mr. Thramann was with a “Related Party”. The other two loans were with unrelated parties. The Registration Statement has been amended to correct the previous incorrect disclosure.

Principal Stockholders, page 55

8.	You disclose that "[e]ach holder’s percentage ownership after this IPO is based on 10,000,000 shares of fully diluted common stock to be outstanding immediately after the consummation of this IPO, which includes outstanding warrants of 1,384,533 and 602,633 shares reserved for issuance upon the exercise of stock options." Please clarify whether there will be 10 million common shares outstanding after the offering without regard to outstanding warrants and options. Also confirm that you have calculated each person's beneficial ownership in accordance with Rule 13d-3(d)(1)(i), which states that "[a]ny securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person."

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Description of Capital Stock, page 56

9.	Please disclose the material terms of warrants that will be outstanding following the offering.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Charter and bylaws provisions, page 58

10.	Please revise the disclosure about your exclusive forum provision on pages 20 and 58 so it is consistent with your certificate of incorporation. In this regard, disclose that the exclusive state forum provision does not apply to Exchange Act claims, but that your certificate of incorporation contains an exclusive federal forum provision for Securities Act claims. Disclose that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Financial Statements for the nine months ended September 30, 2019 Note 10 - Subsequent Events, page F-20

11.	Please disclose the date through which your subsequent events were evaluated for your September 30, 2019 financial statements.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Selling Stockholders, page R-65

12.	Identify the selling stockholders and provide the information required by Regulation S-K Item 507.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

General

13.	It does not appear that you revised and updated the prospectus for the resale offering other than changing the company's name. Please revise the disclosure to be consistent with the prospectus for the company's offering.

Response

The Resale Prospectus has been reconciled with the IPO prospectus and the Registration Statement has been amended in accordance with the Staff's comment

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By:  s/ Brad Bingham